SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                          to

Commission file number 33-35386

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHATTEM, INC., 1715 West 38th Street, Chattanooga, Tennessee 37409

REQUIRED INFORMATION

The Chattem, Inc. Savings and Investment Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules for the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are set forth on the immediately following pages and incorporated herein by reference.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

FINANCIAL REPORT

DECEMBER 31, 2003

C O N T E N T S

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits (modified cash basis)	2
Statement of changes in net assets available for benefits (modified cash basis)	3
Notes to financial statements	4-7

SUPPLEMENTAL SCHEDULE

Schedule I—Schedule of assets held at end of year (modified cash basis)	8

Report of Independent Registered Public Accounting Firm

To the Pension Plan Committee

Chattem, Inc. Savings and Investment Plan

Chattanooga, Tennessee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Chattem, Inc. Savings and Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chattem, Inc. Savings and Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) shown on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HAZLETT, LEWIS & BIETER, PLLC

Chattanooga, Tennessee

April 27, 2004

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

December 31, 2003 and 2002

	2003	2002
ASSETS
Investments, at fair value:
Shares of registered investment companies:
Neuberger Berman Genesis Fund	$1,242,246	$631,965
Putnam Asset Allocation: Balanced Portfolio	200,560	70,969
Putnam Asset Allocation: Conservative Portfolio	237,271	128,903
Putnam Asset Allocation: Growth Portfolio	1,475,002	1,108,490
Putnam Fund for Growth and Income	2,376,042	1,650,423
Putnam International Growth Fund	1,651,038	1,139,742
Putnam Investors Fund	2,070,794	1,448,523
Putnam Money Market Fund	3,774,838	3,860,354
Putnam OTC and Emerging Growth Fund	328,332	286,098
Putnam U.S. Government Income Trust	614,708	705,750
Chattem, Inc. common stock	3,090,405	3,110,665
Pending account	30,688	2,107
Participant loans	643,809	509,979

Total investments	17,735,733	14,653,968

Net assets available for benefits	$17,735,733	$14,653,968

The Notes to Financial Statements are an integral part of these statements.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,599,988
Interest and dividends	191,995

Total investment income	1,791,983

Contributions:
Participants	1,323,854
Employer	873,788

Total contributions	2,197,642

Total additions	3,989,625
Deductions from net assets attributed to:
Benefits paid to participants	(907,860)

Net increase	3,081,765
Net assets available for benefits:
Beginning of year	14,653,968

End of year	$17,735,733

The Notes to Financial Statements are an integral part of this statement.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1.	Summary of Major Accounting Policies and Plan Characteristics

The following description of the Chattem, Inc. Savings and Investment Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, established January 1, 1985, is a defined contribution employee benefit plan providing retirement benefits to eligible participants. All employees who are residents of the United States are eligible to participate in the Plan upon the completion of six months of service. However, merchandising and leased employees are not eligible. The employer, as defined by the Plan, is Chattem, Inc.

Vesting:

Participants are fully vested in all contributions made and all earnings allocated to their accounts.

Payment of benefits:

The Plan provides that a participant may begin receiving normal retirement benefits upon attaining normal retirement age or early retirement age, as defined by the plan document. Further, participants may receive an in-service distribution upon attaining age 59-1/2. Benefits are recognized when paid. Amounts allocated to participants who had withdrawn from the Plan as of December 31, 2003, but had not been paid were $131,480.

Contributions:

The Plan is a contributory plan whereby an employee who elects to participate can contribute any amount allowed by the internal revenue code. The employer contributes to the Plan matching contributions equal to 25 percent of each participant’s salary deferral contributions up to 6 percent of the participant’s total compensation. Additional participant contributions over 6 percent of total compensation are not subject to employer matching contributions. The Plan also allows additional employer contribution options. Such options are at the election of the employer and are detailed in the restated Plan document.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven options including Chattem, Inc. stock, a money market fund and mutual funds with various risk levels and objectives.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1.	Summary of Major Accounting Policies and Plan Characteristics (continued)

Participant loans:

Participants who have been active participants in the Plan for a minimum of one year are eligible to make application for a loan. The Trustee is authorized to make loans, as directed by the Administrator, in amounts that comply with specific formulas in the plan documents. The minimum principal amount of any loan is $1,000. The term of a loan may not exceed five years unless it is made for a principal residence. Loans are collateralized by 50 percent of the participant’s vested interest in the Plan. Interest rates are to be at a fixed rate determined by the duration, repayment method, and market rate as provided by the U.S. Department of Labor.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of employer elective contributions and plan earnings. Plan earnings are allocated based on average account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

Administration of the Plan is vested in a pension plan committee appointed by the Board of Directors of Chattem, Inc. The Trustee of the Plan is the Putnam Fiduciary Trust Company. A trust agreement dated December 6, 1999, provides for the investment of trust funds and prescribes the powers, duties, obligations, and functions of the Trustee.

Plan termination provisions:

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of accounting:

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP). That basis differs from GAAP in that the Plan only recognizes revenues when cash is received and recognizes expenses when cash is paid. GAAP requires the recognition of revenues as they are earned and expenses when incurred.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1.	Summary of Major Accounting Policies and Plan Characteristics (continued)

Administrative expenses:

Under the terms of the Plan, investment management fees are paid by the participant and administrative expenses are a liability of the Plan. Historically, such administrative expenses have been paid by the employer through reimbursement to the Plan. The employer has represented to the Plan that future administrative expenses will be reimbursed to the Plan.

Use of estimates:

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2.	Tax Status of the Plan

The Plan obtained its latest determination letter on August 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 3.	Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Chattem, Inc. common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

CHATTEM, INC.

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 3.	Investments (continued)

The fair value of individual investments representing 5 percent or more of the Plan’s net assets at December 31, 2003 and 2002, is as follows:

	2003	2002
Chattem, Inc. common stock	$3,090,405	$3,110,665
Neuberger Berman Genesis Fund	1,242,246	631,965
Putnam Asset Allocation: Growth Portfolio	1,475,002	1,108,490
Putnam Fund for Growth and Income	2,376,042	1,650,423
Putnam International Growth Fund	1,651,038	1,139,742
Putnam Investors Fund	2,070,794	1,448,523
Putnam Money Market Fund	3,774,838	3,860,354

	15,680,365	12,950,162
All other investments	2,055,368	1,703,806

Total investments	$17,735,733	$14,653,968

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,599,988 as follows:

Mutual funds	$1,873,944
Common stock	(273,956)

$1,599,988

Note 4.	Related Party Transactions

Certain plan investments are shares of common stock of Chattem, Inc., the plan sponsor. Therefore, these investments qualify as party-in-interest transactions.

Note 5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SCHEDULE I

CHATTEM, INC .

SAVINGS AND INVESTMENT PLAN

EIN 62-0156300

PLAN 003

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD AT END OF YEAR

(MODIFIED CASH BASIS)

December 31, 2003

(a) Identity of Party Involved	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Chattem, Inc.	Common stock	$1,785,262	$3,090,405
N/A	Neuberger Berman	Genesis Fund	1,032,740	1,242,246
N/A	Putnam Investments	Putnam Asset Allocation: Balanced Portfolio	179,750	200,560
N/A	Putnam Investments	Putnam Asset Allocation: Conservative Portfolio	224,551	237,271
N/A	Putnam Investments	Putnam Asset Allocation: Growth Portfolio	1,598,220	1,475,002
N/A	Putnam Investments	Putnam Fund for Growth and Income	2,297,275	2,376,042
N/A	Putnam Investments	Putnam International Growth Fund	1,942,798	1,651,038
N/A	Putnam Investments	Putnam Investors Fund	2,560,304	2,070,794
N/A	Putnam Investments	Putnam Money Market Fund	3,774,838	3,774,838
N/A	Putnam Investments	Putnam OTC and Emerging Growth Fund	492,162	328,332
N/A	Putnam Investments	Putnam U.S. Government Income Trust	609,407	614,708
N/A	Putnam Investments	Pending account	—	30,688
N/A	Participant loans	Loans to participants, interest at 5.00% to 10.50%	—	643,809

				$17,735,733

* Represents a party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHATTEM, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ A. Alexander Taylor II
Member of Chattem, Inc. Pension Administration Committee

Date: June 29, 2004

Index of Exhibits

Page Number

Exhibit 23-Consent of Hazlett, Lewis & Bieter, PLLC	15

Exhibit 99.1-Certification of the Chief Executive Officer and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted under Section 906 of the Sarbanes-Oxley Act of 2002.	16